May 2, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Pamela A. Long, Assistant Director Division of Corporate Finance

Re:	E-Waste Corp. (“the Company”) Amendment No. 1 to Registration Statement on Form S-1 Filed March 21, 2012 File No. 333-180251

Dear Ms. Long:

In response to your letter of April 16, 2012 addressed to the Company with your comments on the Company’s Registration Statement on Form S-1, filed March 21, 2012, we herewith transmit the Company’s First Amended Registration Statement on Form S-1 in response.  Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner.  For your convenience, we have included each of the Staff’s comments before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

General

1.	It appears that you may be a blank check company as defined in Rule 419 of Regulation C in view of the following:

•	You are a development stage company issuing penny stock;
•	You have not yet commenced operations;
•	You have no revenues and have conducted no business activity;
•	You have no assets, except for $8,308 consisting entirely of cash.
•	You will be unable to develop your business plan until you secure the full $36,000 financing from this offering.
•	You will be unable to implement your business plan without substantial additional funding; and
•	Your registration statement contains only general disclosure related to the nature of your business plan.

Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide us with a detailed explanation as to why Rule 419 does not apply to this offering, and disclose a specific business plan for the next twelve months. In providing the specific business plan, you should also disclose your day-to-day operations. Please also refer to Interpretive Response 616.02 of our Compliance & Disclosure Interpretations for Securities Act Rules, and SEC Release No. 33-6932 (April 13, 1992) for our views on the applicability of Rule 419. These materials can be found on our website.

RESPONSE:

We believe that we are not a blank check company subject to the provisions of Section (a)(2) of Rule 419 under the Securities Act of 1933 and pursuant to the guidelines specified in Blank Check Offerings, 57 Fed. Reg. 18037-01 (April 28, 1992).

Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock and that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.”  In the adopting release, the Commission stated that it would “scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.”   57 FR 18037-01 at 18038-18039.

The provisions of that Release discuss Rule 419 provisions which specify that a “blank check company” means a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing “penny stock” as defined in Rule 3a51-1 of the Securities Exchange Act of 1934.

We have a specific business plan.  We are a development stage company with limited operating history.  Our business plan and our purpose is summarized in the “Description of Business” section of our Registration Statement.  Here it states the Company intends to develop an E-WASTE recycling business. E-WASTE is a type of refuse involving electronic devices and peripherals that are dumped into landfills. The Environmental Protection Agency projects the 2.5 million tons of E-WASTE was disposed of rather than recycled in 2007. It is our intent to develop a facility to obtain E-WASTE products (computers, desktop, laptop, CRT, LCD’s, cell phones, printers, faxes and other electronic devices) from consumers, industry, local, state, government, hospitals, schools and others. We intend to ensure our customers with a focus on data security of these devices. We intend to ensure our customers that all of their E-WASTE will be recycled under a zero landfill policy. We intend to work with the local and state licensing authorities to accomplish our business plan. Our intended revenue stream will be to recycle these electronic products by utilizing specialized machinery and labor to separate the E-WASTE raw materials (glass, copper, computer chips, steel, plastic, etc.). We also intend to refurbish these products when applicable.

We are relying on the provisions of the above release, which specify that start-up companies with specific business plans are not subject to the provisions of Rule 419, even if operations have not commenced at the time of the offering.

Accordingly, we made no revisions to the S-1 in response to your Comment 1.

2.

Please prominently disclose that you are a shell company, as defined in Rule 405 of Regulation C. Also, please revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being a shell company.

RESPONSE:

The Company believes it is not a shell company and has no plans or intentions to be acquired or to merge with an operating company. We also have no plans to change our management or enter into change of control or similar transaction. In addition, Mr. John Maute, our sole shareholder, has no plans to enter into a change of control or similar transaction or to change management.

Accordingly, we made no revisions to the S-1 in response to your Comment 2.

3.

Please ensure that the amounts you disclose throughout the filing agree to the amounts presented on the face of the financial statements. For example, you have presented amounts on pages 5, 6, 20, 24, 25, and F-8 that do not agree to the amounts presented on the face of the financial statements. This is not meant to be an all-inclusive list. In addition, you disclose that your working capital is $8,308 on page 5 and $6,900 on page 26. Given that working capital is defined as current assets less current liabilities, it appears your working capital is actually $6,308. Please revise.

RESPONSE:

We concur with the Staff and made the appropriate corrections.

Table of Contents, page 12

4.	Please remove the asterisked items in your table of contents or provide an appropriate page reference for each of them.

RESPONSE:

We have removed the asterisked items in our table of contents and provided an appropriate page reference for each of them.

5.	Please remove the dealer prospectus deliver obligation notice from page two and, if appropriate, relocate it to the outside back cover page of your prospectus. See Item 502(b) of Regulation S-K.

RESPONSE:

We have moved the section “DEALER PROSPECTUS DELIVERY OBLIGATION” to page 33.

Summary Information, page 3

Business Summary, page 4

6.

Please clarify your disclosure here and elsewhere regarding the progress you will be able to make toward developing and implementing your business plan if you sell less than the full amount of shares covered by the registration statement. We note, for example, your disclosure on page four that you “intend to advance [y]our business whether at a 35%, 50%, 75% or 100% level of financing” but then on page five you indicate that you “will not have the necessary capital to develop [y]our business plan until [you] are able to secure the $36,000 financing from this offering assuming all the shares offered are sold.”

RESPONSE:

We concur with the Staff and added the following disclosure:

We will receive all proceeds from the sale of the common stock and intends to use the proceeds from this offering, to begin implementing the business and marketing plan. The expenses of this offering, including the preparation of this prospectus and the filing of this registration statement, estimated at $9,000.00 are being paid for by us. The maximum proceeds from this offering ($36,000) will satisfy our basic, subsistence level, cash requirements for up to 12 months including legal and accounting costs associated with this offering, the costs associated with our continuous disclosure obligations, incidental expenses, and the cost of implementing the investigative aspects of our business plan, including identifying and securing additional sources of financing, consultants, operating equipment, marketing and facility.  75% of the possible proceeds from this offering ($27,000) will satisfy our basic, subsistence level cash requirements for up to 9 months, while 50% of the proceeds ($18,000) will sustain us for up to six months, and 35% of the proceeds ($12,600) will sustain for up to three months. Our budgetary allocations may vary, however, depending upon the percentage of proceeds that we obtain from the offering.  For example, we may determine that is it more beneficial to allocate funds toward securing potential financing and business opportunities in the short terms rather than to conserve funds to satisfy continuous disclosure requirements for a longer period. Nevertheless, if we are only successful in selling 35% or less of the shares being registered, we will dedicate all proceeds to satisfying our continuous disclosure requirements. We do not have adequate funds to satisfy our working capital requirements for the next eighteen months. We will need to raise additional capital to continue our operations. During the 12 months following the completion of this offering, we intend to implement our business and marketing plan. We believe we must raise a total of $600,000 to pay for expenses associated with our development over the next 18 months.

Business Description, page 17

Opportunity / Benefits, page 20

7.	Please clarify the following sentence on page 20: “There can be no assurance that we are unable to secure financing we will not be able to develop the e-waste service.”

RESPONSE:

We have changed the sentence on page 20 to read:

“There can be no assurance that we will be able secure financing or if offered that it will be on terms acceptable to us. In the event that we are unable to secure adequate financing we will not be able to develop the e-waste service.”

Competition, page 20

8.	Please identify the principal methods of competition in your intended market. See Item 101(h)(4)(iv) of Regulation S-K.

RESPONSE:

We added the following disclosure:

The principal methods of competition in the Company’s intended market are the traditional local and regional waste management companies (solid waste) or garbage pick-up companies.  These companies would pick up all waste products (including electronic waste) and dump them into the landfill.  E-Waste is one of the fastest growing categories of hazardous waste in the world. New smaller companies are entering into the market place to address these problems with solutions. The traditional waste management companies have the finances and resources to become a major player in this market. We believe that there is a huge growing need for new companies to enter this electronic waste market to provide ecological services for humanity and to turn these E-Waste  products into intended revenue for the company.

9.	Please correct the reference to the non-working link provided under this heading.

RESPONSE:

We corrected the link. The dash in the link should have been an underscore.

Legal Proceedings, page 21

10.	Please relocate the second paragraph under this heading to a more appropriate location in your prospectus, such as under the heading “Reports to Security Holders” also on page 21.

RESPONSE:

We relocated the second paragraph under “Legal Proceeding” to the section headed “Reports to Security Holders”.

Market for Common Equity and Related Stockholder Matters, page 21

11.

Please include the information required by Item 201(a)(2) of Regulation S-K. In this regard, please ensure that you discuss the amount of common equity that could be resold under Rule 144, as required by Item 201(a)(2)(ii). Note that disclosure regarding the resale of shares sold in this offering should specifically discuss Securities Act Rule 144(i), which clarifies that holders of securities of shell companies may not use Rule 144 for resales until 12 months after the company has reported Form 10 information reflecting the company’s status as no longer being a shell company.

RESPONSE:

We added a new section “Principal Stockholders” that discusses Rule 144(i).

Indemnification of Officers and Directors, page 25

12.	Currently, this section appears in the middle of your MD&A, in between your Results of Operations and Liquidity disclosures. Please remove it to a different part of the prospectus.

RESPONSE:

We moved the section on “Indemnification of Directors and Officers” to page 28 before the section on “Executive Compensation.”

Management, page 28

Business Experience, page 28

13.	Please briefly describe “industrial and commercial instrumentation” work. We note that much of Mr. Maute’s experience derives from such work.

RESPONSE:

We added the following disclosure:

The company takes a industrial and commercial process concept and designs a control system from which it performs instrument, pc hardware and software procurement. In addition the company develops the control schemes and logic to run the process, the equipment is then installed and tested. The company has developed these systems for automotive, water treatment, food processing, paper, petrochemical, pharmaceutical, power generation, refining and resource recovery  industrial and commercial companies.

Certain Relationships and Related Transactions, page 32

14.	Please revise your disclosure to clarify whether any other related party transactions occurred since your inception, rather than since your “audit date.” See Items 404(c) and (d)(2) of Regulation S-K.

RESPONSE:

We added the following disclosure:

There have been no other transactions since our inception January 26, 2012, or any currently proposed transactions in which we are, or plan to be, a participant and in which any related person had or will have a direct or indirect material interest.

Index to Financial Statements, page F-1

Note 8 – Subsequent Events, page F-9

15.

Please enhance your disclosure to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

RESPONSE:

We revised the Subsequent Event disclosure as follows:

Management has evaluated subsequent events through March 7, 2012, the date the financial statements were available to be issued. Management is not aware of any significant events that occurred subsequent to the balance sheet date that would have a material effect on the financial statements thereby requiring adjustment or disclosure.

Exhibits and Financial Statement Schedules, page 46

Exhibit 23.1

16.	Please file an updated consent from your independent auditor to provide consent to the reference of its name in the registration statement under the heading “Interest of Named Experts and Counsel.”

RESPONSE:

We an updated consent from our independent auditor to provide consent to the reference of its name in the registration statement under the heading “Interest of Named Experts and Counsel.”

We trust that you will find the foregoing responsive to the comments of the Staff.  Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (941) 723-7564, facsimile 941.531.4935, or e-mail at diane@harrisonlawpa.com.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosure(s):

1.   E-Waste Corp.’s  Form S-1/A-1 Registration Statement